UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.1)*

CHINA FIRE & SECURITY GROUP, INC.

(Name of Issuer)

Common Stock, (Par value $0.001 per share)

(Title of Class of Securities)

90915 R 105

(CUSIP Number)

Brian Lin
China Fire Protection Group, Inc.
South Banbidian Industrial Park
Liqiao Township, Shunyi District
Beijing, 101304
People's Republic of China
Telephone: (86-10) 8441-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 90915 R 105
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bin Brain Lin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER 1,030,350
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 1,030,350
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,030,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IN

EXPLANATORY NOTE: This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 29, 2006 (the “Original Schedule 13D”) and is being filed on behalf of Mr. Bin Brain Lin (the “Reporting Person”).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)  As of the filing date, the Reporting Person beneficially owned 1,030,350 shares of Common Stock, representing 3.6% of 27,595,541 shares of Common Stock outstanding.

(b)  See Rows 7 through 10 of the Cover Pages.  The Reporting Person has the sole power to vote or direct  the vote and the sole  power to dispose or to direct the disposition of the Shares reported by it in Item 5(a).

(c) On May 17, 2010, Vyle Investment Inc. (the “Vyle”) transferred 524,400  shares and 1,311,000 shares of the Issuer to two of the three shareholders of Vyle, Mr. Weishe Zhang and Famous Link Group Limited respectively, in exchange for forfeit of their 10,000 and 25,000 shares of Vyle.  The Reporting Person acting as the sole director of Vyle approved the above reallocation of the shares in Vyle on May 17, 2010.

Except as described above, no transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty days.

(d) To the best knowledge of the Reporting  Person, no other person has the right to receive,  or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares reported in Item 5(a).

(e) On May 17, 2010, the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bin Brain Lin

Date: June 1, 2010

/s/ Bin Brian Lin
Name: Bin Brain Lin

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